September 18, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:           Ms. Anne Nguyen Parker

Branch Chief

Re:                    Vanguard Natural Resources, LLC

Registration Statement on Form S-1

Filed April 25, 2007

File No. 333-142363

Ladies and Gentlemen:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2007 with respect to Vanguard’s Form S-1 initially filed with the Commission on April 25, 2007, File No. 333-142363 (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Letter dated September 6, 2007

Amendment No. 3 to Registration Statement on Form S-1

Compensation Discussion and Analysis, page 107

1.                 We note your response to prior comment 2 from our letter dated July 31, 2007. Discuss the weight that the committee gives to comparing its compensation packages to those of similarly positioned officers of other companies in your industry, such as Linn Energy, LLC and Breitburn Energy Partners, LP. Also, discuss whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group. If you do not have specific guidelines on use of this data, please disclose this.

Response: We have revised the Registration Statement accordingly. Please see page 107.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, Heather G. Callender at (713) 758-4618 or Douglas E. McWilliams at (713) 758-3613.

Very truly yours,
VANGUARD NATURAL RESOURCES, LLC
By:	/s/ SCOTT W. SMITH
Scott W. Smith
President and Chief Executive Officer

cc:                        Ms. Heather G. Callender

Mr. David P. Oelman
Mr. Douglas E. McWilliams
Vinson & Elkins LLP
2500 First City Tower
1001 Fannin Street

Houston, Texas 77002-6760